October 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Celeste Murphy
Ada D. Sarmento
Sasha Parikh
Michael Fay

Re:	Eargo, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 1, 2020
File No. 333-249075

Ladies and Gentlemen:

Eargo, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed with the Commission a Registration Statement on Form S-1 on September 25, as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 1, 2020. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on October 8, 2020 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

October 9. 2020

Amendment No. 1 to Registration Statement on Form S-1

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and estimates

Fair value of common stock, page 101

1.

In your response to comment 8 from our December 5, 2019 comment letter you attribute some of the difference between your August and September 2020 valuations and the midpoint of the preliminary price range to the objective and subjective factors described on page 101 as well as your consideration of recent favorable trends in your business and operating results. Given the significance of the increase in such a short period of time, please separately describe and quantify the impact each significant objective and subjective factor contributed to this difference and describe the favorable trends and operating results considered that support this increase.

Response:     The Company respectfully advises the Staff that its indicative valuation as of September 2020 was approximately $300 million, which was a valuation based on there being no discount for the Company remaining private, as compared to an estimated valuation of approximately $500 million as of October 2020, the latter of which serves as the basis for the midpoint of the preliminary price range for the Company’s contemplated initial public offering to which the Registration Statement relates (the “IPO”). The Company further advises the Staff that the below represents the Company’s best estimate to quantify the impact that each significant objective and subjective factor that contributed to the difference between its September 2020 valuation and the midpoint of the preliminary price range for the IPO:

•

Operating results. The Company estimates that its strong operating performance in the third quarter of 2020, as demonstrated by its preliminary estimated revenue growth of approximately 133% to 137% year-over-year and preliminary estimated growth in gross systems shipped of approximately 90% to 92% year-over-year , as well as continued improvement in customer accrual return rates, contributed between approximately 40% to 50% of the increase in the Company’s valuation, or between approximately $80 million and $100 million. The Company believes that these preliminary, unaudited financial results and operating metrics for the three months ended September 30, 2020 indicate that the Company’s improved operating results for the three months ended June 30, 2020 were not solely attributable to the initial impact that COVID-19 had on the process of obtaining a hearing aid through traditional channels.

•

General U.S. market conditions and equity market conditions affecting comparable public companies. The Company estimates that general U.S. market conditions and the strong performance of initial public offerings in September 2020, in particular for medical technology companies such as Pulmonx Corp. and Outset Medical Inc., contributed between approximately 50% to 60% of the increase in the Company’s valuation, or between $100 million and $120 million.

October 9. 2020

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Registration Statement to discuss the reasons for the increase.

2.

On page F-61, the disclosure notes that in August 2020, you canceled all existing option grants with an exercise price higher than $0.85 per share in exchange for new option grants at an exercise price of $0.85 per share. Please disclose the impact of this modification (i.e. repricing) on your third quarter financial statements.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Registration Statement accordingly.

3.	Please update your disclosure to include valuations performed subsequent to March 31, 2020.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Registration Statement accordingly.

* * *

October 9. 2020

Please contact me by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

VERY TRULY YOURS,

/s/ Kathleen Wells, Esq.
Kathleen Wells, Esq. of LATHAM & WATKINS LLP

cc:	Christian Gormsen, Eargo, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Phillip Stoup, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP